Exhibit 8.1

List of Principal Subsidiaries and Affiliated Entities of Yuanbao Inc.

Major subsidiaries	Place of incorporation
Yuanbao (Hong Kong) Limited (“Yuanbao HK”)	Hong Kong, China
Hong Kong ASIA International Insurance Brokers Limited (“HK Insurance Brokers”)	Hong Kong, China
Yuanbao Kechuang (Beijing) Technology Co., Ltd. (“Yuanbao Kechuang” or “primary beneficiary of the VIE”)	Beijing, China

The VIE	Place of incorporation
Yuanbao Shuke (Beijing) Technology Co., Ltd. (“Yuanbao Shuke”)	Beijing, China

Major subsidiaries of the VIE	Place of incorporation /acquisition
Yuanbao Insurance Brokerage (Beijing) Co., Ltd.	Beijing, China
Shouxin Insurance Agency (Guangdong) Co., Ltd.	Beijing, China